Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of April 30, 2015:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital % Voting		Percent Held (fully diluted) % Capital % Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	89,615,570.98	50.23	50.23	49.91	49.91
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000

5	Dor J. Segal	Ordinary Shares	720,000	0.40	0.40	0.40	0.40
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series D Debentures	850,000
8	Haim Ben-Dor	Series F Debentures	254,508.60
9	Haim Ben-Dor	Series K Debentures	2,670,135
10	Haim Ben-Dor	Series L Debentures	503,000
11	Arie Mientkavich	Ordinary Shares	107,991	0.06	0.06	0.17	0.17
12	Arie Mientkavich	Unregistered Options	143,678
13	Arie Mientkavich	RSU	10,544
14	Arie Mientkavich	PSU	35,786
15	Yair Orgler	Series K Debentures	250,000
16	Yair Orgler	Series L Debentures	500,000
17	Ronnie Bar-On	Series J Debentures	39,2 00
18	Aharon Soffer	Ordinary Shares	87,230	0.05	0.05	0.33	0.33
19	Aharon Soffer	Unregistered Options	382,306
20	Aharon Soffer	RSU	28,474
21	Aharon Soffer	PSU	96,988
22	Mawer Investment Management ltd	Ordinary Shares	11,542,368	6.47	6.47	6.44	6.44

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital % Voting		Percent Held (Fully Diluted) % Capital % Voting
23	Gil Kotler	Ordinary Shares	8,922	0.01	0.01	0.08	0.08
24	Gil Kotler	Unregistered Options	95,584
25	Gil Kotler	RSU	4,460
26	Gil Kotler	PSU	29,470
27	Varda Zuntz	Ordinary Shares	53,606	0.03	0.03	0.06	0.06
28	Varda Zuntz	Unregistered Options	38,234
29	Varda Zuntz	RSU	1,784
30	Varda Zuntz	PSU	11,788
31	Rami Vaisenberger	Ordinary Shares	5,353	0.00	0.00	0.05	0.05
32	Rami Vaisenberger	Unregistered Options	57,351
34	Rami Vaisenberger	RSU	2,676
35	Rami Vaisenberger	PSU	17,682
36	Ronen Geles	Ordinary Shares	3,569	0.00	0.00	0.03	0.03
37	Ronen Geles	Unregistered Options	38,234
38	Ronen Geles	RSU	1,784
39	Ronen Geles	PSU	11,788
40	Shlomo Cohen	Ordinary Shares	0	0.00	0.00	0.00	0.00
41	Shlomo Cohen	Unregistered Options	14,994
42	Shlomo Cohen	RSU	1,399
43	Adi Tamir	Ordinary Shares	0	0.00	0.00	0.00	0.00
44	Adi Tamir	Unregistered Options	3,123
45	Adi Tamir	RSU	874
46	Adi Tamir	Series D Debentures	10,309

Changes in holdings during April of 2015

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 22 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 11,513,297

Change in the number of securities: 29,071

Name of the Holder: Haim Ben-Dor

Holder Number: 9 (Series K Debentures)

Type of Holder: Director

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 2,205,135

Change in the number of securities: 465,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.